KW 3/13/14

[redacted]

14047034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED
MAR 04 2014
WASH. DC 193 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Charles River Brokerage, LLC.:

OFFICIAL USE ONLY
FIRM ID. NO.

7 New England Executive Park, Burlington, MA 01803

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Schardin, Managing Director – President (781) 425-3101
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center 60 South Street Boston (Address) (City) Massachusetts (State) 02114 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

DD 3/20/14

OATH OR AFFIRMATION

I, Stephen L. Schardin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM DO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 29, 2020

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES RIVER BROKERAGE, LLC

Consolidated Financial Statements and Supplementary Schedules

(SEC Identification No. 8-66578)

December 31, 2013

(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control Thereon)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

CHARLES RIVER BROKERAGE, LLC

(SEC Identification No. 8-66578)

Table of Contents

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

Managing Member
Charles River Brokerage, LLC:

We have audited the accompanying consolidated financial statements of Charles River Brokerage, LLC, (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of income, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matters

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information contained in Schedules I, II, III is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

KPMG LLP

Boston, Massachusetts
February 28, 2014

CHARLES RIVER BROKERAGE, LLC

Consolidated Statement of Financial Condition

December 31, 2013

(Amounts in thousands)

Assets		
Cash and cash equivalents	$	24,416
Marketable security, at fair value (cost $8)		8
Accounts receivable		726
Revenue earned, not yet billed		788
Prepaid expenses and other assets		39
Fixed assets at cost, less accumulated depreciation of ($226)		11
Total assets	$	25,988
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	116
Due to member		28
Deferred compensation		947
Total liabilities		1,091
Member's equity		24,897
Total liabilities and member's equity	$	25,988

See accompanying notes to consolidated financial statements.

CHARLES RIVER BROKERAGE, LLC

Consolidated Statement of Income

Year ended December 31, 2013

(Amounts in thousands)

Revenue – Commission	$	8,785
Interest income		2
Total revenue		8,787
Expenses:		
Employee compensation and benefits		349
Service fees to member		693
Communications and data processing		273
Exchange and clearance fees		23
Professional fees		61
Depreciation		20
Dues, subscriptions and association fees		29
Other expenses		16
Total expenses		1,464
Net Income		7,323
Other Income and Expenses:		
Net change in unrealized appreciation on marketable security		3
Net change in unrealized depreciation on foreign currency translation		(13)
Other income		(10)
Comprehensive income	$	7,313

See accompanying notes to consolidated financial statements.

CHARLES RIVER BROKERAGE, LLC

Consolidated Statement of Changes in Member's Equity

Year ended December 31, 2013

(Amounts in thousands)

		Member's equity	Accumulated income	Accumulated comprehensive income	Total
Balance at December 31, 2012	$	250	17,324	10	17,584
Net income		—	7,323	—	7,323
Net change in unrealized appreciation on marketable security		—	—	3	3
Net change in unrealized depreciation on foreign currency translation		—	—	(13)	(13)
Balance at December 31, 2013	$	250	24,647	—	24,897

See accompanying notes to consolidated financial statements.

CHARLES RIVER BROKERAGE, LLC

Consolidated Statement of Cash Flows

Year ended December 31, 2013

(Amounts in thousands)

Cash flows from operating activities:		
Net income	$	7,313
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash deferred compensation expense		89
Depreciation		20
Deferred rent		(60)
Change in unrealized gain on marketable security		(3)
Changes in operating assets and liabilities:		
Accounts receivable		(266)
Revenue earned, not yet billed		(102)
Prepaid expenses and other assets		72
Receivable due to member		(26)
Accounts payable and accrued expenses		(511)
Restricted cash (Pershing clearing account -deposit refund)		250
Net cash provided by operating activities		6,776
Net increase in cash and cash equivalents		6,776
Cash and cash equivalents, beginning of year		17,640
Cash and cash equivalents, end of year	$	24,416

See accompanying notes to consolidated financial statements.

(Amounts in thousands)

(1) Organization and Nature of Business

Charles River Brokerage, LLC (the Company) was organized as a single member limited liability company (SMLLC) under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly owned subsidiary of Charles River Systems, Inc. (the Member) and operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 (Inception). On April 26, 2012, the Company formed a wholly owned subsidiary, Charles River Brokerage Canada Ltd., in British Columbia, Canada. At December 31, 2013, the Canadian operations had ceased and the Company was in the process of dissolving the Canadian legal entity.

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 (Act) and is a nonclearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the Customer Protection Rule) of the Securities and Exchange Act of 1934 (the Act) pursuant to Section (k)(2)(i) of the Customer Protection Rule. The Company enters into Interface Testing and Maintenance Agreements (ITMA) with other broker dealers, whereby the company receives commissions on certain trades executed by such broker dealers. Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems (IMS) provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides information technology support and accounting and other back-office services under a Service Agreement dated April 1, 2004 (the Service Agreement) as described in note 4 to the financial statements. The Member also makes payments for expenses incurred by the Company in the normal course of business. At December 31, 2013, the Company had a net due to the Member of $28 resulting from services provided and vendor payments made by the Member on behalf of the company.

The accompanying consolidated financial statement have been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Charles River Brokerage, LLC and its wholly owned subsidiary Charles River Brokerage, Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) ***Cash and Cash Equivalents***

For purposes of the statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 2013 is $24,332 invested in a U.S. Treasury obligations money market fund.

(c) ***Fair Value Measurement***

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices. The resulting unrealized gains and losses are reflected in the Statement of Income. Realized gains and losses from securities transactions are determined on the basis of identified cost.

(Continued)

The Company's cash equivalents represent U.S. Treasury obligations money market mutual funds.

Our marketable security consists of an investment in a single stock and is classified as a trading security, which is recorded at fair value.

The following table represents the Company's fair value hierarchy for its cash equivalent and marketable security as of December 31, 2013.

	Marketable security	Cash equivalent
Valuation inputs:		
Level 1 – Quoted prices	$ 8	24,332
Level 2 – Other significant observable inputs	—	—
Level 3 – Significant unobservable inputs	—	—
	$ 8	24,332

There were no transfers between Level l, 2, or 3 in 2013.

(d) Accounts Receivable

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary and determined that no allowance for doubtful accounts was necessary at year end.

(e) Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated life (years)
Computer software and hardware	3
Telecommunications equipment	5
Furniture, fixtures and equipment	10

Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the Statement of Income.

(Amounts in thousands)

(f) ***Revenue Recognition***

Revenue is recognized when persuasive evidence of an arrangement exists, the Company has satisfied its performance obligations, the fee is fixed or determinable and collectibility is reasonably assured. The Company receives shared commissions from other broker-dealer customers under its ITMA contracts. These amounts are recognized when the underlying transaction is completed under the terms of such engagements.

(g) ***Income Taxes***

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Any taxes imposed on the income of the SMLLC are either borne by the Member or its shareholder on its related tax return.

The Company is wholly owned by an S corporation. S Corporations are generally not subject to federal and certain state income taxes. The taxable income is passed through to the stockholders. Certain states do not follow the federal treatment and have an entity level tax. The amount of state income taxes that would have been recorded had the company been subject to the tax is estimated at $268 for 2013. For presentation purposes, the Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The state deferred income taxes result from the use of accelerated methods of depreciation for income tax purposes, deferred compensation, and other accruals which give rise to temporary differences between financial statements and income tax returns. The amount of deferred income tax assets which would be recorded if the Company was an S corporation at December 31, 2013 was $22.

The Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements on January 1, 2009. The company evaluated its uncertain tax positions as of December 31, 2013, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's tax years beginning 2010 to 2012 remain subject to examination by the taxing authorities. The Company would include interest and penalties, if applicable in income tax expense.

(h) ***Use of Estimates***

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed as well as the valuation of the Member's stock used in determining the deferred compensation expense.

(Amounts in thousands)

(3) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the Statement of Income when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2013:

Furniture and fixtures	$	4
Computer hardware		171
Telecommunications equipment		16
Computer software		46
		237
Less accumulated depreciation and amortization		(226)
	$	11

Depreciation expense was $20 during 2013.

(4) Related-Party Transactions

The Company has a Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis as well as certain direct expenses incurred by the Member on behalf of the Company. The Company also participates in the Member's 401(k) benefit plan. The Member has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. The Member matches a portion of the participant's voluntary contributions.

(5) Deferred Compensation Awards

The Member provides awards to employees of the Company which are granted under the Charles River Systems, Inc. Phantom Stock Unit Plan. These awards are accounted for as liability type awards. Under the liability method, compensation expense is recorded at each reporting period based on the estimated fair value, as determined by the Board of Directors of the Member, of the vested portion of stock options or Phantom Units less the exercise value. The Company has applied the guideline public company and guideline transaction methods under the market approach to value the awards. The Company's compensation expense related to the Phantom units was $89 in 2013, which is included in employee compensation and benefits in the Statement of Income. The plan is administered by the Board of Directors of the Member including the determination of the number of units to be awarded under the plan. Units awarded under the plan are subject to vesting requirements and certain triggering events. All units were 100% vested as of December 31, 2013.

There were no forfeitures of awards in 2013 and there were no additional awards granted to employees in 2013.

(Continued)

(Amounts in thousands)

The Phantom Stock Unit Plan activity is summarized below.

	Qualified Phantom stock units	Exercise price per unit	Weighted average exercise price per unit
Outstanding, December 31, 2013	20,450	$ 6.12 – 29.91	18.24
Exercisable, December 31, 2013	20,450	6.12 – 29.91	18.24

(6) Commitments and Contingent Liabilities

The Company terminated the clearing broker agreement in January 2013.

In 2012 the Company included the remaining lease obligation in the loss for Discontinued operations. In 2013 the Company sublet the space to a third party. Payments received from this third party are used to reduce the remaining rent obligation.

All Company activities were performed at the Member's location.

(7) Concentrations of Credit Risk

As of December 31, 2013, two customers accounted for 26% of the Company's accounts receivable, and one customer accounted for 11% of the Company's revenue earned not yet billed and two customers accounted for 20% of the Company's revenue.

During the year ended 2013, the Company maintained substantially all of its U.S. demand deposit accounts and money market accounts with a major bank and a leading mutual fund company. During the year, these accounts had balances in excess of federal insured limits. The Company has not experienced any losses in these accounts.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $24,287 which was $24,214 in excess of its minimum net capital required of $73. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2013 was 0.04 to 1.

Proprietary accounts held at the Clearing Broker (PAIB assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements through a special account for the benefit of customers.

(9) Discontinued Operations

In December 2012, the Company discontinued service of its Alternative Trading System, the Charles River Equity Crossing system "CReX". The service was discontinued due to lack of demand and to eliminate the related costs. The Company completed the disposal activities in March 2013. The Company realized $0 gain from the closure.

(10) Subsequent Events

Management has evaluated events and transactions that have occurred subsequent to December 31, 2013 through February 28, 2014, the date of issuance of the financial statements, for potential recognition or disclosure in these consolidated financial statements.

Schedule I

CHARLES RIVER BROKERAGE, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

(Amounts in thousands)

Net capital		
Member's equity per statement of financial condition	$	24,897
Deductions:		
Nonallowable assets:		
Accounts receivable		48
Revenue earned, not yet billed		33
Equipment		11
Prepaid expenses and other assets		30
		122
Net capital before haircuts on securities positions (tentative net capital)		24,775
Haircuts on securities:		
Marketable security		487
Money market fund		1
		488
Net Capital		24,287
Computation of basic net capital requirement:		
Minimum net capital required of broker dealer (the greater of 6⅔% of total aggregate indebtedness but not less than $5,000)		73
Excess net capital	$	24,214
Total aggregate indebtedness	$	1,091
Ratio aggregate indebtedness to net capital		4.49%

See accompanying report of independent registered public accounting firm.

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013 unaudited Part IIA Focus Report Filed on February 28, 2014.

Schedule II

CHARLES RIVER BROKERAGE, LLC

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2013 under the Securities and Exchange Act of 1934 under the paragraph (k)(2)(i) of that rule, in that the Company's activities are limited to those set forth in the conditions for exemption.

See accompanying report of independent registered public accounting firm.

CHARLES RIVER BROKERAGE, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company operates pursuant to the exemptive provisions of (k)(2)(i), "Special Account for the Exclusive Benefit of customers" maintained, under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying report of independent registered public accounting firm.